SUTHERLAND ASBILL & BRENNAN LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 202.383.0100 Fax 202.637.3593 www.sutherland.com

JAMES M. CAIN
DIRECT LINE: 202.383.0180
E-mail: james.cain@sutherland.com

March 20, 2013

VIA EDGAR

Vincent J. Di Stefano, Esq.
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549

Re:	Confidential Treatment Request
Exchange Traded Spreads Trust (the “Trust”)
File Nos. 333-174134 and 811-22177

Dear Mr. Di Stefano:

On behalf of the Trust, we are submitting this letter to you to request that the staff grant the Trust’s request for a confidential pre-filing review of the Trust’s pre-effective amendment to its registration statement.  As you may be aware, the Trust initially filed its Form N-1A more than five years ago on January 28, 2008.  As a result of the Trust’s intent to invest in derivative instruments as a means to meet its funds’ investment objectives, the Trust experienced significant delays with the review of its registration statement and related exemptive application.  While the Trust was still in discussions with the Securities and Exchange Commission staff (the “Staff”) concerning its filings, the Staff issued the “derivatives moratorium” on March 20, 2010 that prevented new exchange traded funds that used derivatives from obtaining required exemptive relief (‘the “Moratorium”).  Subsequent to the Moratorium, discussions were held with the Staff  regarding the Trust to be grandfathered since it was in registration and pursuing an exemptive application when the Moratorium was declared and other new exchange traded funds (“ETFs”) were being allowed to go public based on exemptive relief issued by the Commission prior to the Moratorium.  These discussions were unsuccessful.  As a result, discussions with the Staff over the Trust’s registration statement and exemptive application ceased.

ATLANTA	AUSTIN	HOUSTON	NEW YORK	SACRAMENTO	WASHINGTON DC

Vincent J. Di Stefano, Esq.
March 20, 2013

When the Staff lifted the Moratorium in December 2012, it also issued a no-action letter to all actively-managed ETF issuers who had received exemptive orders that prohibited investment in derivatives.  The Trust could not take advantage of this no-action letter because, due to the Moratorium, the Trust never received an exemptive order to issue actively managed ETFs and its registration statement had not gone effective.  As a result the Trust sought and obtained in February 2012 an exemptive order to issue actively managed ETFs.  The Trust believes that this chain of events puts it at a competitive disadvantage with respect to other ETF issuers who happen to offer non-derivative based ETFs and, therefore, currently have effective registration statements and whose previously issued exemptive orders automatically permitted derivative investment on December 6, 2012.

As a result of this competitive disadvantage, the Trust believes that it will suffer substantial harm if its competitors are able to view the Trust’s filing in this early stage because the Trust believes that its competitors are in a position to offer a new ETF more quickly than the Trust can.  The Trust believes this for the following reasons:

1.
The Trust does not have an effective registration statement.  As a result, the Trust is at a disadvantage over its competitors who do have an effective registration statement and can file a rule 485(a) filing to add a new series within a 75 day window.  In contrast, the Trust must work with the Staff over an uncertain time period to have its registration statement declared effective.

2.
Many of the Trust’s competitors are established players in the ETF market and have relationships with authorized participants and various service providers that are needed to publically offer an ETF.  The Trust had to table its discussions with authorized participants and service providers due to the Moratorium and has only recently been able to restart those discussions since the granting of its exemptive order by the Commission.

3.
The restarting of this process, along with legal costs associated with the initial registration statement filing and exemptive application process prior to the Moratorium, have caused considerable expense to the Trust and its investment adviser.  Others seeking to replicate the Trust’s ETFs would be able to unfairly take advantage of the work and efforts of the Trust and its adviser once its amended registrations statement is made public.

As a new player in the ETF market, who is proposing only four initial funds, the Trust believes that its funds will only be successful if they are the first funds of their type to be offered to investors.  In order to be able to be the first funds of their type to be offered, the Trust believes it needs to protect its confidential information until it is closer to the time when the funds will be offered to the public to make sure that a competitor cannot create a similar fund in the interim.   Although not directly applicable here, the Trust believes that its registration statement amendment is confidential within the meaning of the Freedom of Information Act by virtue of the second prong of the test announced in National Parks and Conservation Ass’n v. Morton, 498 F.2d 765, 766 (D.C. Cir. 1974) – that is, disclosure of the confidential information is likely “to cause substantial harm to the competitive position of the person from whom the information was obtained.”  Id at 770.

Vincent J. Di Stefano, Esq.
March 20, 2013

With the JOBS Act, Congress recognized the need for “emerging growth companies” to have a confidential review of a draft registration statement prior to making such registration statement public and available for competitors to view.  The Trust understands that registered investment companies are not eligible to be treated as “emerging growth companies,” but offers that the same rationale for protecting new ideas by these types of companies should apply to the Trust as well.  Although it was formed over five years ago, the Trust is still a new company that does not yet have any assets, but that does have a propriety idea to create four new ETFs of a type not yet available in the marketplace.  The Trust is trying to succeed as a small newcomer to a market that already has a number of large, successful issuers.  The Trust believes that public disclosure of its registration statement filing at this time would greatly inhibit its ability to develop a successful ETF by allowing its competitors to bring a similar ETF to market first.

Additionally, the Trust does not believe that a confidential review of the Trust’s draft registration statement should raise any investor protection concerns because the Trust’s registration statement would be filed prior to any public offering of the Trust’s securities.

Please contact the undersigned at the above number or Cynthia Beyea at 202-383-0472 to discuss this matter further.  We appreciate your consideration of this request.

Sincerely,

/s/ James M. Cain
James M. Cain

cc:	Steve Rogers, ETSpreads